EXHIBIT 1

CANALASKA URANIUM LTD.

(Formerly CanAlaska Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2007 and 2006

August 15, 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management’s judgment. Management is responsible for the implementation and maintenance of an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

Peter Dasler

Gord Steblin

Chief Executive Officer

Chief Financial Officer

and Director

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

AUDITORS’ REPORT

To the Shareholders of

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.)

We have audited the consolidated balance sheet of CanAlaska Uranium Ltd. (the “Company”) (Formerly CanAlaska Ventures Ltd.) (an exploration stage company) as at April 30, 2007 and the consolidated statements of shareholders’ equity, loss and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at April 30, 2006 and for each of the years in the two year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 11, 2006 (except for note 5(k) which is on July 21, 2006). We have audited the adjustments to the 2006 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Chartered Accountants

Vancouver, British Columbia

August 15, 2007

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a correction of accounting errors that has a material impact on the comparability of the Company’s financial statements, such as the change described in Note 11e to the financial statements. Our report to the shareholders dated August 15, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such changes in the auditor’s report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

August 15, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of CanAlaska Ventures Ltd.:

We have audited the accompanying consolidated balance sheets of CanAlaska Ventures Ltd. (the “Company”) as at 30 April 2006 and 2005 and the related consolidated statements of loss, shareholders' equity, and cash flows for each of the years then ended 30 April 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 30 April 2006 and 2005, and the results of its operations and its cash flows for each of the years ended 30 April 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
11 July 2006 (except for Note 5(k) which is at 21 July 2006)	CHARTERED ACCOUNTANTS

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 30 April
Canadian Funds

ASSETS	2007	2006
Current
Cash and cash equivalents	$10,076,042	$6,748,271
Accounts and advances receivable	2,779,134	742,480
Portfolio investments (Note 3)	611,124	384,753
Prepaid expenses	364,317	18,191
	13,830,617	7,893,695
Reclamation Bonds	678,031	116,802
Mineral Property Costs - Schedule (Note 4)	18,369,808	10,706,505
Property and Equipment (Note 5)	328,982	105,099
	$33,207,438	$18,822,101

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,326,060	$275,280
Due to related parties (Note 7(ii))	7,500	3,000
	1,333,560	278,280
Future Income Tax Liability (Note 8)	946,017	-
	2,279,577	278,280
Commitments (Note 9)
Subsequent Events (Note 6d and 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 6)
Authorized:
Unlimited common shares without par value
Issued and fully paid:
107,697,758 (2006 - 77,127,238) shares outstanding	48,864,211	36,560,885
Contributed Surplus - Statement 2	3,152,962	1,243,489
Deficit - Statement 2	(21,089,312)	(19,260,553)
	30,927,861	18,543,821
	$33,207,438	$18,822,101

ON BEHALF OF THE BOARD:

     “Peter Dasler”                               , Director

      “Bernard Barlin”                           , Director

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2004	27,314,439	$21,306,867	$157,000	$(17,020,176)	$4,443,691
Issuance of shares for:
- Private placements	11,050,000	3,690,000	-	-	3,690,000
- Properties	170,000	66,500	-	-	66,500
- Exercise of warrants	4,110,000	594,505	-	-	594,505
- Exercise of options	287,000	66,050	-	-	66,050
- Finders’ fees	170,660	62,573	-	-	62,573
Share issuance costs	-	(168,364)	-	-	(168,364)
Stock-based compensation costs	-	-	665,459	-	665,459
Future Income tax on flow-through shares	-	(534,300)	-	-	(534,300)
Loss for the year	-	-	-	(1,912,218)	(1,912,218)
Balance - 30 April 2005	43,102,099	25,083,831	822,459	(18,932,394)	6,973,896
Issuance of shares for:
- Private placements	28,998,665	11,991,235	-	-	11,991,235
- Properties	160,000	62,500	-	-	62,500
- Exercise of warrants	3,982,425	1,259,641	-	-	1,259,641
- Exercise of options	884,049	256,867	-	-	256,867
Share issuance costs	-	(782,284)	125,721	-	(656,563)
Stock-based compensation costs	-	-	420,014	-	420,014
Transferred on exercise of options	-	124,705	(124,705)	-	-
Future Income tax on flow-through shares (Note 6b)	-	(1,435,610)	-	-	(1,435,610)
Loss for the year	-	-	-	(328,159)	(328,159)
Balance – 30 April 2006	77,127,238	36,560,885	1,243,489	(19,260,553)	18,543,821
Issuance of shares for:
- Private placements	18,414,775	9,090,605	1,351,044	-	10,441,649
- Properties	210,000	149,300	-	-	149,300
- Finders’ fees	250,555	120,399	-	-	120,399
- Exercise of warrants	10,485,714	4,793,814	-	-	4,793,814
- Exercise of options	1,209,476	435,552	-	-	435,552
Share issuance costs	-	(509,741)	60,030	-	(449,711)
Stock-based compensation costs (Note 6d)	-	-	841,299	-	841,299
Transferred on exercise of options	-	215,135	(215,135)	-	-
Transferred on exercise of warrants	-	127,765	(127,765)	-	-
Future Income tax on flow-through shares (Note 6b)	-	(2,119,503)	-	-	(2,119,503)
Loss for the year	-	-	-	(1,828,759)	(1,828,759)
Balance – 30 April 2007	107,697,758	$48,864,211	$3,152,962	$(21,089,312)	$30,927,861

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Years Ended 30 April
	2007	2006	2005
General and Administrative Expenses
Consulting fees	$299,751	$271,863	$245,803
Consulting fees – Stock compensation (Note 6d)	205,857	259,230	346,762
Management fees	110,704	108,351	113,884
Director fees	18,000	18,000	4,500
Director fees – Stock compensation (Note 6d)	284,548	78,223	131,245
Accounting and audit	101,611	77,681	57,352
Insurance, licenses and filing	175,704	119,178	59,357
Rent	48,188	40,015	40,015
Shareholder relations	278,581	307,343	289,738
Shareholder relations – Stock compensation (Note 6d)	67,608	58,713	135,290
Wages, commissions and benefits	70,743	81,604	65,142
Wages – Stock compensation (Note 6d)	39,301	23,848	52,162
Office and miscellaneous	91,581	70,635	62,729
Travel, food and lodging	146,750	157,311	175,464
Amortization	75,260	36,242	23,471
Bank charges and interest	11,279	34,354	28,824
Legal fees	29,379	21,582	9,703
	(2,054,845)	(1,764,173)	(1,841,441)
Other Income (Expense)
Mineral property costs written off	(1,939,894)	(179,399)	(539,151)
Write-down of portfolio investments	(10,338)	-	(64,061)
Foreign exchange, net	(92,956)	(55,086)	(42,513)
Loss on sale of property and equipment	-	(1,800)	(328)
Interest income	222,549	86,332	40,976
Recovery of administration cost	464,268	89,212	-
Gain on sale of portfolio investments	40,312	51,145	-
Other Income	34,150	-	-
Option payments received in excess of exploration cost incurred (Note 1d)	334,509	10,000	-
	(947,400)	404	(605,077)

Loss Before Income Taxes	(3,002,245)	(1,763,769)	(2,446,518)
Future income tax recovery (Note 6b and 8a)	1,173,486	1,435,610	534,300
Loss for the Year	$(1,828,759)	$(328,159)	$(1,912,218)

Loss per Share - Basic and Diluted	$(0.02)	$(0.01)	$(0.06)

Weighted Average Number of Shares Outstanding	86,919,917	55,633,446	33,356,642

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Years Ended 30 April
Cash Resources Provided By (Used In)	2007	2006	2005
Operating Activities
Loss for the year	$(1,828,759)	$(328,159)	$(1,912,218)
Items not affecting cash
Gain on sale of portfolio investments	(40,312)	(51,145)	-
Write-down of portfolio investments	10,338	-	64,061
Mineral property costs written off	1,939,894	179,399	539,151
Amortization	75,260	36,242	23,471
Loss on sale of property and equipment	-	1,800	328
Stock-based compensation expense (Note 6d)	597,314	420,014	665,459
Other income	(334,511)	-	-
Future income tax recovery (Note 6b)	(1,173,486)	(1,435,610)	(534,300)
	(754,262)	(1,177,459)	(1,154,048)
Changes in non-cash working capital	(2,495,934)	(624,626)	(77,011)
	(3,250,196)	(1,802,085)	(1,231,059)
Investing Activities
Purchase of reclamation bonds	(561,229)	(22,473)	(94,329)
Proceeds from sale of portfolio investments	57,508	84,370	-
Mineral property expenditures	(13,776,723)	(7,399,726)	(1,985,509)
Recovery of mineral property expenditures	5,565,349	54,315	-
Option payments received	250,500	95,000	55,482
Proceeds from sale of property and equipment	-	13,000	1,100
Purchase of property and equipment	(299,141)	(60,732)	(66,904)
	(8,763,736)	(7,236,246)	(2,090,160)
Financing Activities
Shares issued for cash, net of issuance costs	15,341,703	12,851,180	4,244,764

Net Increase in Cash and Cash Equivalents	3,327,771	3,812,849	923,545
Cash and cash equivalents – Beginning of year	6,748,271	2,935,422	2,011,877
Cash and cash equivalents – End of year	$10,076,042	$6,748,271	$2,935,422

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Fair value of shares issued for mineral properties	$149,300	$62,500	$66,500
Fair value of shares received for mineral properties	$(253,905)	$(53,000)	$(27,800)
Exploration expenditures included in accounts payable	$1,168,435	$180,961	$18,188
Fair value of Agent’s warrants included in share issue costs	$60,030	$66,459	$-
Fair value of common shares included in share issue costs	$100,000	$-	$-
Fair value of options included in share issue costs	$-	$59,262	$-

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total

Alaska Properties
General exploration costs	$-	$758	$758	$-
Mineral property fees	-	1,710	1,710	10,768
	-	2,468	2,468	10,768

British Columbia Properties
Zeballos
General exploration costs	-	-	-	513
Mineral taxes	-	421	421	421
	-	421	421	934

Treasure Chest
General exploration costs	-	-	-	2,623
Consulting	-	-	-	16,630
Assays	-	-	-	1,554
	-	-	-	20,807

Ontario Properties
Elliot Lake
Option payment cash	(13,000)	-	(13,000)	-
Option payment shares	(13,200)	-	(13,200)	-
General exploration costs	-	386	386	7,116
Consulting	-	2,975	2,975	18,847
	(26,200)	3,361	(22,839)	25,963

Quebec Properties
Glitter Lake
Share payment received	(27,600)	-	(27,600)	-
Option payments received	-	-	-	(20,000)
	(27,600)	-	(27,600)	(20,000)

Saskatchewan Uranium Properties
General exploration costs		146	146	404,035
Consulting	-	-	-	213,300
Geophysics	-	10,935	10,935	75,948
Geochemistry / personnel	-	500	500	-
Wages	-	47,593	47,593	302,593
Assays	-	-	-	38,750
Saskatchewan exploration credit	-	-	-	(48,391)
Stock compensation costs	-	243,984	243,984	-
	-	303,158	303,158	986,235

Balances Carried Forward	$(53,800)	$309,408	$255,608	$1,024,707

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balances Brought Forward	$(53,800)	$309,408	$255,608	$1,024,707

West McArthur Project
Staking	-	-	-	18,854
Fixed assets	-	9,375	9,375	-
Drilling	-	789,958	789,958	859,322
General exploration costs	-	2,008,777	2,008,777	317,620
Consulting	-	217,567	217,567	90,767
Geophysics	-	699,605	699,605	273,324
Refund	-	(48,970)	(48,970)	(5,924)
Wages	-	294,120	294,120	101,217
Assays	-	32,132	32,132	5,832
Option payment – cash received	-	(3,934,411)	(3,934,411)	-
	-	68,153	68,153	1,661,012
Arnold Project
Staking	-	-	-	12,782
Assays	-	18,128	18,128	-
General exploration costs	-	53,164	53,164	101,128
Consulting	-	10,672	10,672	4,896
Geophysics	-	87,428	87,428	122,905
Wages	-	17,373	17,373	-
		186,765	186,765	241,711
Cree East Project
Staking	-	-	-	15,740
General exploration costs	-	386,363	386,363	139
Consulting	-	48,635	48,635	2,928
Geophysics	-	532,035	532,035	120,961
Assays	-	19,035	19,035	-
Wages	-	43,311	43,311	-
	-	1,029,379	1,029,379	139,768
Geiki Project
Staking	-	-	-	6,768
General exploration costs	-	19,591	19,591	-
Consulting	-	8,874	8,874	550
Geophysics	-	91,572	91,572	15,749
Assays	-	766	766	-
	-	120,803	120,803	23,067
Helmer Project
Staking	53,650	-	53,650	27,731
General exploration costs	-	181,799	181,799	166,187
Assays	-	-	-	8,733
Consulting	-	30,187	30,187	51,233
Wages	-	11,727	11,727	-
Geophysics	-	155,947	155,947	331,986
	53,650	379,660	433,310	585,870

Balances Carried Forward	$(150)	$2,094,168	$2,094,018	$3,676,135

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balances Brought Forward	$(150)	$2,094,168	$2,094,018	$3,676,135
Hodgson Project
Staking	-	-	-	15,928
General exploration costs	-	216,186	216,186	-
Geophysics	-	105,111	105,111	106,763
Wages	-	61,640	61,640	-
Consulting	-	38,264	38,264	1,325
Assays	-	51,712	51,712	-
	-	472,913	472,913	124,016
Lake Athabasca Project
Staking	-	-	-	54,921
Assays	-	458	458	80
General exploration costs	-	777,191	777,191	138,857
Consulting	-	176,091	176,091	39,430
Geophysics	-	418,884	418,884	491,350
Wages	-	106,243	106,243	22,622
	-	1,478,867	1,478,867	747,260
McTavish Project
Staking	-	-	-	20,149
General exploration costs	-	187,023	187,023	2,938
Consulting	-	54,788	54,788	484
Geophysics	-	90,332	90,332	90,222
Assays	-	24,367	24,367	-
Wages	-	44,724	44,724	-
	-	401,234	401,234	113,793
Moon Project
Staking	-	-	-	2,518
General exploration costs	-	3,089	3,089	-
Consulting	-	1,460	1,460	-
Geophysics	-	7,050	7,050	1,926
	-	11,599	11,599	4,444
Camsell Project
Staking	5,781	-	5,781	10,662
General exploration costs	-	13,077	13,077	-
Consulting	-	6,181	6,181	750
Geophysics	-	116,824	116,824	76,040
	5,781	136,082	141,863	87,452
Poplar Project
Staking	-	-	-	44,510
General exploration costs	-	54,592	54,592	-
Consulting	-	26,902	26,902	-
	-	81,494	81,494	44,510

Balances Carried Forward	$5,631	$4,676,357	$4,681,988	$4,797,610

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balances Brought Forward	$5,631	$4,676,357	$4,681,988	$4,797,610

Fond du Lac
General exploration costs	-	22,572	22,572	696
Geophysics	-	110,822	110,822	-
Consulting	-	35,922	35,922	6,250
Option	20,000	-	20,000	-
Shares	68,000	-	68,000	-
Staking	6,937	-	6,937	-
	94,937	169,316	264,253	6,946

Grease River
Staking	-	-	-	36,021
Option payment - cash received	(75,000)	-	(75,000)	-
Option payment - shares received	(33,980)	-	(33,980)	-
Advance	-	(70,000)	(70,000)	-
General exploration costs	-	49,357	49,357	-
Consulting	-	34,714	34,714	-
Geophysics	-	372	372	-
Wages	-	1,946	1,946	-
	(108,980)	16,389	(92,591)	36,021

NE Athabasca Project
Staking	36,064	-	36,064	16,000
General exploration costs	-	1,978,943	1,978,943	343,172
Consulting	-	431,143	431,143	732,088
Geophysics	-	467,360	467,360	3,080
Drilling	-	36,000	36,000	-
Assays	-	117,332	117,332	61,878
Amounts received or recovered	-	(49,953)	(49,953)	-
Wages	-	478,186	478,186	-
	36,064	3,459,011	3,495,075	1,156,218

FDLC Property
Staking	18,000	-	18,000	-
General exploration costs	-	4,012	4,012	-
Consulting	-	2,838	2,838	-
Geophysics	-	59,635	59,635	-
	18,000	66,485	84,485	-

Balances Carried Forward	$45,652	$8,387,558	$8,433,210	$5,996,795

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balances Brought Forward	$45,652	$8,387,558	$8,433,210	$5,996,795

Waterbury, Saskatchewan Property
Option payment - cash received	(50,000)	-	(50,000)	(25,000)
Option payment - shares received	(53,000)	-	(53,000)	(53,000)
Drilling	-	172,116	172,116	203,806
General exploration costs	-	169,531	169,531	146,903
Consulting	-	29,543	29,543	32,078
Geophysics	-	120,229	120,229	335,314
Wages	-	43,389	43,389	22,504
Assays		10,777	10,777	-
Exploration advances	-	(538,008)	(538,008)	(743,901)
	(103,000)	7,577	(95,423)	(81,296)

Key Lake, Saskatchewan Property
Option payment - cash received	(75,000)	-	(75,000)	(25,000)
Option payment - shares received	(35,500)	-	(35,500)	-
Drilling	-	112,981	112,981	-
Consulting	-	16,314	16,314	1,475
General exploration costs	-	169,585	169,585	138,400
Assays	-	1,680	1,680	-
Wages	-	49,558	49,558	-
Exploration advances	-	(350,118)	(350,118)	(138,400)
	(110,500)	-	(110,500)	(23,525)

Cree West, Saskatchewan Property
Option payment - cash received	(25,000)	-	(25,000)	(25,000)
Option payment - shares received	(76,000)	-	(76,000)	-
Consulting	-	21,619	21,619	2,360
Geophysics	-	299,078	299,078	35,620
Mineral property bond	-	3,065	3,065	-
General exploration costs	-	190,387	190,387	-
Wages	-	50,201	50,201	-
Assays	-	9,539	9,539	-
Exploration advances	-	(573,889)	(573,889)	(35,620)
	(101,000)	-	(101,000)	(22,640)

Black Lake Property
Shares issued	74,000		74,000	-
Cash payments	20,000		20,000	-
General exploration costs	-	28,690	28,690	-
Consulting	-	17,243	17,243	-
Geophysics	-	76,460	76,460	-
	94,000	122,393	216,393	-

Balances Carried Forward	$(174,848)	$8,517,528	$8,342,680	$5,869,334

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balances Brought Forward	$(174,848)	$8,517,528	$8,342,680	$5,869,334

Alberta Properties
General exploration costs	-	209,563	209,563	64,685
Consulting	-	130,338	130,338	49,960
Wages		15,048	15,048	-
Geophysics	-	284,477	284,477	766,044
	-	639,426	639,426	880,689

Newfoundland and Labrador Properties
Option payment - cash received	(12,500)	-	(12,500)	-
Option payment - shares received	(14,625)	-	(14,625)	-
Consulting	-	574	574	-
General exploration costs	-	-	-	159
Mineral property fees	-	-	-	1,440
	(27,125)	574	(26,551)	1,599

New Zealand Properties
Shares issued	7,300	-	7,300	62,500
Consulting	-	4,697	4,697	106,542
General exploration costs	-	3,142	3,142	120,083
	7,300	7,839	15,139	289,125

Rise & Shine, New Zealand Properties
Consulting	-	89,146	89,146	126,684
General exploration costs	-	52,511	52,511	41,930
Geophysics	-	9,916	9,916	24,272
Assays	-	14,453	14,453	-
Drilling	-	131,968	131,968	187,135
	-	297,994	297,994	380,021

General Exploration	-	-	-	1,916

Costs for the Year	(194,673)	9,463,361	9,268,688	7,422,684
Balance - Beginning of year	1,147,265	9,559,240	10,706,505	3,463,220
Mineral property costs written off	(368,025)	(1,571,869)	(1,939,894)	(179,399)
Option payments in excess of costs	-	334,509	334,509	-
Balance – End of Year	$584,567	$17,785,241	$18,369,808	$10,706,505

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA, CanAlaska West McArthur Uranium Ltd. and Golden Fern Resources Limited (a New Zealand company).

b)

Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks and highly liquid investments with maturities at date of purchase of 90 days or less.

c)

Portfolio Investments

Investments are recorded at the lower of cost and market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned.  Amounts received for the sale of resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property, payments in excess of capitalized costs are recognized in income.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 April 2007 and 2006.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Property, Equipment and Amortization

Property and equipment are carried at cost less accumulated depreciation.  The Company provides for depreciation on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

h)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

i)

Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of cash and cash equivalents, accounts and advances receivable, accounts payable, accrued liability, and due to related parties approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The fair value of the company’s portfolio investments are summarized in note 3.  Portfolio investments represent shares in publicly traded companies.  The fair value represent the quoted trading price of the shares.

3.

Portfolio Investments

Details are as follows:

	2007		2006
	Book Value	Market Value	Book Value	Market Value
Pacific North West Capital Corp. ("PFN") 1,091,800 shares	$280,278	$469,474	$252,679	$462,792
Freegold Ventures Limited ("ITF") 343,007 shares	44,591	308,706	44,591	171,504
El Nino Ventures Inc (“ELN”) 260,131 shares	31,216	104,052	31,216	192,497
Other portfolio investments	255,039	255,039	56,267	64,560
	$611,124	$1,137,271	$384,753	$891,353

These investments have been accounted for using the lower of cost and market valuation method.   PFN, ITF and ELN are companies with certain directors in common with the Company.  The maximum percentage owned of PFN, ITF or ELN by the Company at any time during the year was less than 10%.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs

Details are as follows:

	Acquisition Costs	Exploration Costs	Exploration Advances	Write Offs	2007 Total	2006 Total
Alaska Properties	$ 111,228	$ 1,249,918	$ -	$ (1,361,146)	$ -	$ 1,358,679
British Columbia Properties
Quesnel Canyon	1	-	-	-	1	1
Zeballos	4,661	58,721	-	(63,382)	-	62,961
Treasure Chest	-	-	-	-	-	-
Ontario Properties
Elliot Lake	(12,615)	36,117	-	-	23,502	46,341
Quebec Properties
Glitter Lake	(27,600)	64,090	-	-	36,490	64,090
Saskatchewan Properties
Saskatchewan general	-	303,158	-	-	303,158	5,875
West McArthur Project	51,981	6,284,109	(3,934,411)	-	2,401,679	2,333,526
Arnold Project	35,240	694,292	-	-	729,532	542,767
Cree East Project	43,397	1,181,487	-	-	1,224,884	195,505
Geikie Project	18,661	140,792	-	(159,453)	-	38,650
Helmer Project	130,104	1,074,978	-	-	1,205,082	771,772
Hodgson Project	43,913	605,471	-	-	649,384	176,471
Lake Athabasca Project	151,418	2,330,157	-	-	2,481,575	1,002,708
McTavish Project	55,552	654,718	-	-	710,270	309,036
Moon Project	6,944	154,143	-	-	161,087	149,488
Camsell Project	35,177	230,257	-	-	265,434	123,571
Poplar Project	122,717	81,494	-	-	204,211	122,717
Fond du Lac	94,937	169,316	-	-	264,253	-
Grease River	(9,668)	86,389	(70,000)	-	6,721	99,312
NE Athabasca Project	52,064	4,858,547	-	-	4,910,611	1,415,536
Black Lake	94,000	122,393	-	-	216,393	-
FDLC	18,000	66,485	-	-	84,485	-
Waterbury Agreement	(151,000)	1,432,909	(1,281,909)	-	-	(51,296)
Key Lake Agreement	(111,500)	489,993	(378,493)	-	-	475
Cree West Agreement	(86,000)	617,744	(531,744)	-	-	17,360
Alberta Properties	10,625	1,520,881	-	-	1,531,506	892,080
Manitoba Properties	-	3,853	-	-	3,853	3,853
Newfoundland and Labrador Properties	(27,125)	51,693	-	(24,568)	-	51,119
New Zealand Properties
New Zealand general	279,900	327,687	-	(331,345)	276,242	592,448
Rise & Shine Property	-	679,455	-	-	679,455	381,460
	$ 935,012	$ 25,571,247	(6,196,557)	$ (1,939,894)	$ 18,369,808	$ 10,706,505

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Alaska Properties

The Company acquired a 100% interest in certain mineral claims by staking in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.  This is a reduced claim group covering the core of the Rainbow Hill property.  The Company maintains the claims by payment of yearly taxes.

In the current year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,147.

b)

British Columbia Properties

Zeballos

Pursuant to completing the terms of an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in certain mineral claims in the Alberni Mining Division of British Columbia. The Company increased its ownership to 100% interest in 2002.

In the current year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,382.

c)

Ontario Properties

Elliot Lake Property

During the previous year, the Company completed the staking of certain mineral claims in the Elliot Lake area of Ontario for Uranium related prospects.

By agreement dated 10 October 2006, the Company granted Pele Mountain Resources Inc. (“Pele”) the right to earn a 100% interest in the Elliot Lake property.

To earn a 100% interest in the property, Pele must pay $13,000 cash (received) and issue 60,000 shares at a fair value of $13,200 (received).

The Company shall retain a 1.75% NSR with Pele having the right to purchase 1% of this royalty for $1,000,000.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Quebec Properties

Glitter Lake

In a prior year, the Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

By an agreement dated 15 August 2003 and subsequent amendments, the Company granted Pacific North West Capital Corp. (“PFN”) a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)	-	20,000	-
On or before 15 April 2007	(partially completed)	-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

By agreement, the Company extended the uncompleted portion of the option to 2010.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Newfoundland and Labrador Properties

The Company acquired by staking, certain mineral claims located in the Voisey Bay area of Newfoundland.  Expenditures of $201,186 must be made by 22 December 2007.

i)

VBE – 1 (787M) and VBE – 2 (785M)

The Company has a 50% interest in mineral licences 787M and 785M.  Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in these claims.

By agreement dated 6 September 2006, the Company and CYR granted Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) the right to earn a 100% interest in the VBE – 2 property.

To earn a 100% interest in the property, Celtic and Merrex, at its option, must issue shares, make payments and incur exploration expenditures as follows:

	Payments	Celtic Shares	Merrex Shares	Exploration Expenditures
Upon execution of agreement(received)	$25,000	25,000	25,000	$-
On or before 6 September 2007	50,000	25,000	25,000	100,000
On or before 6 September 2008	75,000	25,000	25,000	250,000
On or before 6 September 2009	100,000	25,000	25,000	500,000
On or before 6 September 2010		25,000	25,000	750,000

Total	$250,000	125,000	125,000	$1,600,000

The Company shall retain a 2% NSR with the Optionees having the right to purchase half of this royalty for $2,000,000.

ii)

Konrad (972M)

Mineral licence 972M is 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the property.

In the current year, management and the joint venture partner made the determination that the results of its exploration programs on the property did not warrant further expenditures and allowed the claims to lapse and wrote-off the related acquisition and exploration costs of $24,568.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties

The Company acquired a 100% interest in certain mineral claims through staking.

i)

Alberta Project, Alberta

This project comprises mineral permits covering most of the Alberta section of Lake Athabasca.

ii)

Arnold Project, Saskatchewan

This project is contiguous block of certain minerals claims located west of the producing McArthur River mine.

iii)

Cree East Project, Saskatchewan

This project is comprised of certain mineral claims located west of the formerly producing Key Lake mine.

iv)

Geikie Project, Saskatchewan

This project is comprised of a single claim and lies on the southeast rim of the Athabasca Basin southwest of the McArthur River mine.  During the year, the Company allowed the claim to lapse and all acquisition and exploration costs in the amount of $159,453 were written-off.

v)

Helmer Project, Saskatchewan

This contiguous block of 1 permit and certain mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City.

vi)

Hodgson Project, Saskatchewan

This project is comprised of certain claims and lies west of the Cigar Lake Mine.

vii)

Lake Athabasca Project, Saskatchewan

This project comprises certain mineral claims chiefly on Lake Athabasca, southwest of Uranium City.

viii)

McTavish Project, Saskatchewan

This property is a block of certain mineral claims lying southeast of the McArthur River mine and northwest of the Key Lake Mine.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties - continued

ix)

Moon Project, Saskatchewan

This property is comprised of certain mineral claims lying in two separate blocks between the McArthur River and Key Lake mines.

x)

Northeast Project, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and lies northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake.

xi)

Camsell, Saskatchewan

This property is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca.

xii)

Poplar, Saskatchewan

This property was recently staked by the company to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca properties

xiii)

Black Lake, Saskatchewan

By agreement dated 13 December 2006, the Company acquired from the Black Lake Denesuline First Nations an option to earn a 49% interest in the Black Lake property.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 30 November 2007		30,000	100,000	300,000
On or before 30 November 2008		40,000	50,000	400,000
On or before 30 November 2009		40,000	50,000	500,000
On or before 30 November 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties - continued

xiv)

Fond du Lac, Saskatchewan

By agreement dated 18 October 2006, the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond du Lac property.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 31 October 2007		30,000	100,000	300,000
On or before 31 October 2008		40,000	50,000	400,000
On or before 31 October 2009		40,000	50,000	500,000
On or before 31 October 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

xv)

FDLC, Saskatchewan

This property is a certain group of claims located adjacent to and surrounding the Fond du Lac property

xiii)

Manitoba Properties

The Company acquired mineral exploration licenses in north western Manitoba, which were originally operated as part of the Northeast property. Additional leases were added adjacent to the properties in 2006 and 2007.

g)

Waterbury Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the Waterbury property.

By agreement dated 9 November 2005, and amended on 30 March 2007, the Company optioned to Northwestern Mineral Ventures Inc. (“Northwestern”) up to 75% interest in the Waterbury property.

Northwestern may, at its option, earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(received/completed)	25,000	100,000	500,000
On or before 1 April 2007	(received/completed)	25,000	-	750,000
On or before 1 April 2008		75,000	100,000	750,000

Total		$150,000	300,000	$2,000,000

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

g)

Waterbury Agreement, Saskatchewan Property - Continued

Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Northwestern has a vested 60% interest, at which time Northwestern may elect to become the operator.  During the current year the Company recovered administration costs of $46,259 as the operator.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

h)

Key Lake Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the Key Lake property.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Key Lake property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	-	-	100,000
On or before 15 October 2006	(received)	25,000	-	-
On or before 31 January 2007	(completed)	-	-	50,000
On or before 28 February 2007	(received)	50,000	100,000	-
On or before 31 May 2007	(completed)	-	-	600,000
On or before 28 February 2008		50,000	100,000	-
On or before 31 May 2008		-	-	600,000
On or before 31 May 2009		-	-	650,000
		-	-	-
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may elect to become the operator. During the current year the Company recovered administration costs of $25,385 as the operator.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

i)

Cree West Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the Cree West property.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Cree West property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	-	$-
On or before 1 May 2006	(completed)	-	200,000	100,000
On or before 1 November 2006	(received)	25,000	-	100,000
On or before 1 May 2007	(received subsequent to year-end)	50,000	200,000	400,000
On or before 1 May 2008		50,000	200,000	1,000,000
On or before 1 May 2009				2,000,000

Total		$150,000	600,000	$3,600,000

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may elect to become the operator. During the current year the Company recovered administration costs of $42,226 as the operator.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

j)

West McArthur Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the West McArthur property.

By way of an Option Agreement dated 5 April 2007, the Company optioned to Mitsubishi Development Pty Ltd. (“Mitsubishi”) a 50% interest in the West McArthur property.

Mitsubishi may exercise its option to earn a 50% interest in the property by making a $1,000,000 option exercise payment within 30 days of completing $10,000,000 of required option payments, which are payable as follows:

		Option Payments
On or before 10 April 2007	(paid)	$2,309,678
On or before 31 October 2007	(paid $1,624,733 to 30 April 2007))	2,690,322
On or before 31 October 2008		2,500,000
On or before 31 October 2009		2,500,000

Total		$10,0000,000

Upon the exercise of its option, Mitsubishi will enter into a 50/50 joint venture with the Company which will be governed under a Joint Venture Agreement.  The Company will act as operator of the exploration project prior to the formation of the joint venture and earns a management fee of 10% of the exploration expenditures incurred.  During the current year the Company recovered administration costs of $336,293 as the operator.  Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

k)

Grease River Agreement, Saskatchewan Property

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Grease River property.

By way of an Option Agreement dated 10 April 2007, the Company optioned to Yellowcake plc. (“Yellowcake”) a 60% interest in the Grease River property.

Yellowcake may exercise its option to earn a 60% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$75,000	500,000	$-
On or before 01 Aug 2007				400,000
On or before 31 Aug 2007		75,000	500,000
On or before 31 Mar 2008		75,000	500,000	500,000
On or before 31 Mar 2009		75,000	500,000	1,000,000
On or before 31 Mar 2010			500,000	1,400,000
On or before 31 Mar 2011				1,700,000
Total		$300,000	2,500,000	$5,000,000

The Company will act as operator of the project until Yellowcake has a vested 60% interest, at which time Yellowcake may become the operator.

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $3,000,000.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

l)

New Zealand Properties

Cascade Projects

By agreement dated 28 November 2003, the Company may earn a 100% interest in the Cascade projects.  In order to complete the terms of the agreement, the Company must, at its option, make payments, and issue shares as follows:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (issued)		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (paid/issued)		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

During the year, the Company terminated the agreement.  Accordingly, the associated acquisition and deferred exploration expenditures of $331,345 were written-off.

m)

Rise & Shine, New Zealand Property

By agreement dated 14 December 2004 and amended 21 July 2006 with OceanaGold, the Company may earn a 70% interest in the Rise and Shine project.  The terms of the agreement are for the Company to complete a minimum 1,000 metre drill program prior to 31 July 2005 (completed), and in subsequent years complete an additional $100,000 of field expenditures by 30 June 2006 (completed) and a further $150,000 by 30 June 2007 for a cumulative total of $350,000.

By agreement dated 18 July 2006, the Company has now completed years 1 & 2 of the property option and has a credit of 50% of costs incurred after November 2005 for the year 3 $150,000 program to be completed by 14 December 2007 (completed).

Other Projects

In addition to the Cascade Projects, the Company has also been granted the following four prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

5.

Property and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2007 Net Book Value
Office equipment	$260,607	179,324	$81,283
Automotive equipment	57,135	8,570	48,565
Mining equipment	481,482	282,348	199,134
	$799,224	470,242	$328,982

	Cost	Accumulated Amortization	2006 Net Book Value
Office equipment	$189,175	161,425	$27,750
Automotive equipment	-	-	-
Mining equipment	310,906	233,557	77,349
	$500,081	394,982	$105,099

6.

Share Capital

a)

Private Placements

During the year, the Company issued 6,944,444 units at a purchase price of $0.72 per unit, for gross proceeds of CDN $5,000,000.  Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.93 for a period of 12 months from closing.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $322,028 (Note 6e).  The Company paid an aggregate of $136,898, issued 28,333 common shares and issued 44,875 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.93 per share.  The common shares for the finder’s fee and the Agent warrants issued as part of this placement have been recorded at a fair value of $20,399 and $322,028 respectively (Note 6e).

During the year, the Company issued 4,000,000 units at a price of $0.52 for gross proceeds of $2,080,000. Each unit consists of one common share and one common share purchase warrant exercisable for two years after the issue date at $0.67 per share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $620,494 (Note 6e).  The agents received $35,150 and 19,519 Agent warrants exercisable for two years after the issue date at $0.67 per share.  The Agent warrants issued as part of this placement have been recorded at a fair value of $5,294 (Note 6e).

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

6.

Share Capital – Continued

a)

Private Placements - Continued

During the year, the Company issued 7,470,331 flow-through units (Note 6b) at a price of $0.45 for gross proceeds of $3,361,649. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.56 per share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $408,522(Note 6e).  The agents received 222,222 shares and 155,555 Agent warrants exercisable for one year after the issue date at $0.56 per share.  The Agent share and the Agent warrants issued as part of this placement have been recorded at a fair value of $100,000 and $47,070 respectively (Note 6e).

During the previous year, the Company issued 3,000,000 flow-through shares (Note 6d) at a price of $0.32 for gross proceeds of $960,000. The agent received $67,200.

During the previous year, the Company issued 3,125,000 flow-through units (Note 6d) at a price of $0.40 for gross proceeds of $1,250,000. The agents received $87,500 and 218,750 compensation options.  Each compensation unit consists of one common share and one-half non-transferable common share purchase warrant exercisable for one year after the issue date at $0.45 per share.

During the previous year, the Company issued 5,000,000 flow-through shares (Note 6d) at a price of $0.40 for gross proceeds of $2,000,000. The agents received $140,000 and 350,000 warrants exercisable at a price of $0.40.

During the previous year, the Company issued 4,893,000 flow-through shares (Note 6d) at a price of $0.55 for gross proceeds of $2,691,150. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.65 per share.

During the previous year, the Company issued 435,000 units at a price of $0.35 for gross proceeds of $152,250. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $10,658 and 30,450 compensation options. Each compensation option is convertible into one unit at a price of $0.35.  Each unit has the same terms as the issued units.

During the previous year, the Company issued 535,000 units at a price of $0.35 for gross proceeds of $187,250.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share.  The agent received $13,108 and 37,450 compensation options.  Each compensation option is convertible into one unit at a price of $0.35.  Each unit has the same terms as the issued units.

During the previous year, the Company issued 3,231,500 units at a price of $0.35 for gross proceeds of $1,131,025. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $23,345 and 8,350 warrants having the same terms as the issued warrants.

During the previous year, the Company issued 1,353,791 units at a price of $0.37 for gross proceeds of $500,903. Each unit consists of one common share and one share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $34,325 and 92,840 warrants exercisable at a price of $0.40.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

a)

Private Placements - Continued

During the previous year, the Company issued 7,425,374 units at a price of $0.42 for gross proceeds of $3,118,657. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.52 per share. The agents received $176,097 and 340,886 warrants having the same terms as the issued warrants.

The fair value of agents’ warrants of $66,459 for 2006 was charged to share issue costs with a corresponding increase to contributed surplus.  The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions:

Risk-free interest rate	3.14% - 4.17%
Expected dividend yield	NIL
Expected stock price volatility	45.5% - 81.74%
Expected life	1 year

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain qualifying resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration in order for the subscribers to utilize the deduction for tax purposes.

During the year ended 30 April 2007, the Company renounced $6,233,834 (2006 - $4,210,000) of CEE to the flow-through shareholders.  The recovery of future income taxes of $1,173,486 (2006 – $1,435,610) represents the income tax effect of these renouncements.

c)

Exercise of Warrants and Options

i)

During the year, 10,612,790 warrants were exercised for gross proceeds of $4,838,277.

ii)

During the year, 1,082,400 options were exercised for gross proceeds of $391,075.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

d)

Share Purchase Options - Continued

A summary of the Company’s options at 30 April 2007 and the changes for the year are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
10,000	-	-	(10,000)	-	$0.50	7-Aug-06
16,000	-	-	(16,000)	-	$0.50	28-Aug-06
122,850	-	(122,325)	(525)	-	$0.35	31-Aug-06
4,751	-	(4,751)	-	-	$0.35	22-Sep-06
29,500	-	(6,400)	-	23,100	$0.50	15-May-07
36,665	-	-	-	36,665	$0.50	24-Nov-07
91,000	-	(91,000)	-	-	$0.35	10-Feb-07
100,000	-	-	-	100,000	$0.10	26-May-08
520,000	-	(247,500)	-	272,500	$0.25	10-Sep-08
800,000	-	-	-	800,000	$0.10	25-Jun-08
1,565,000	-	(392,500)	(50,000)	1,122,500	$0.40	5-Nov-09
275,000	-	(100,000)	-	175,000	$0.45	29-Nov-09
117,000	-	(15,000)	-	102,000	$0.50	23-Feb-10
413,000	-	(5,000)	(30,000)	378,000	$0.58	7-Mar-10
150,000	-	(150,000)	-	-	$0.32	1-May-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,300,000	-	(75,000)	(20,000)	3,205,000	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
-	50,000	-	-	50,000	$0.50	21-Jul-11
-	25,000	-	-	25,000	$0.50	8-Aug-11
-	50,000	-	-	50,000	$0.50	22-Aug-11
-	80,000	-	-	80,000	$0.50	4-Oct-11
-	3,000,000	-	-	3,000,000	$0.50	16-Nov-11
-	100,000	-	-	100,000	$0.75	13-Feb-12
-	1,000,000	-	-	1,000,000	$0.74	30-Mar-12
7,825,766	4,305,000	(1,209,476)	(126,525)	10,794,765

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

d)

Share Purchase Options - Continued

During the year, the Company granted the following options and recognized the following costs with respect to options granted:

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
21 July 2006	50,000	$0.50	$13,764	$5,600
8 August 2006	25,000	$0.50	8,302	5,843
22 August 2006	50,000	$0.50	12,610	10,764
4 October 2006	80,000	$0.50	20,626	18,734
16 November 2006	3,000,000	$0.50	1,263,496	285,585
13 February 2007	100,000	$0.75	44,240	-
30 March 2007	1,000,000	$0.74	575,026	-
Total	4,305,000		$1,938,064	$326,526

The total estimated fair value of the 4,305,000 options is $1,633,547.  Since the options were granted under a graded vesting schedule, $243,984 of the total fair value has been recorded as stock-based compensation deferred exploration expenses and $82,542 of the total fair value has been recorded as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2007 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
25 June 2004	1,076,000	$0.10	$90,429	$22,607
5 November 2004	2,000,000	$0.40	421,848	583
13 July 2005	75,000	$0.35	22,314	7,438
14 October 2005	3,300,000	$0.45	1,031,632	453,292
14 February 2006	200,000	$0.42	61,704	30,852
Total	6,651,000		$1,627,927	$514,772

The total estimated fair value of the 6,651,000 options is $1,627,927.  Since the options were granted under a graded vesting schedule, $514,772 of the total fair value has been recorded as stock-based compensation expenses during 2007.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	67.72%	86.93%	104.79%
Risk-free interest rate	3.96%	3.66%	4.06%
Expected life of options	5.0 years	5.0 years	4.0 years

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

d)

Share Purchase Options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Subsequent to the year-end, 100,000 stock options were granted at an exercise price of $0.70 per common share for a period of five years.

e)

Share Purchase Warrants

As at 30 April 2007, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date

890,000	$0.12	14 November 2007
3,735,166	$0.56	26 October 2007
3,472,222	$0.93	6 March 2008
44,875	$0.93	6 March 2008
4,000,000	$0.67	8 December 2008
19,519	$0.67	8 December 2008

12,161,782

During the year, 11,207,388 common share purchase warrants having a fair value of $1,351,044 were issued relating to private placements.

The fair value of the common share purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

April 30, 2007
Average risk-free interest rate	3.95%
Expected dividend yield	NIL
Expected stock price volatility	86.22%
Average expected warrant life	1.36 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

7.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

i)

During the year, the Company paid:

	2007	2006	2005
Management fees to a company controlled by the Chairman	$110,704	$108,351	$113,884
Rent to a company controlled by the Chairman	$23,342	$40,015	$40,015
Consulting fees to a company controlled by the President	$85,000	$90,000	$73,950
Consulting fees to a company controlled by the Corporate Secretary	$30,624	$33,418	$31,147
Consulting fees to the VP Corporate Development	$55,000	$-	$-
Accounting fees to a company controlled by the Chief Financial Officer	$33,831	$30,370	$27,900

ii)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $18,000 (2006 - $18,000) has been paid/accrued to directors.  At year end, $7,500 (2006 - $3,000) is owing to directors. This is due on demand and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$(3,002,245)	$(1,763,769)
Combined Canadian and US income tax rates	34.07%	34.09%

Expected recovery	$(1,022,881)	$(601,691)
Items not deductible for income tax purposes	381,377	189,267
Change in valuation allowance and other	(531,982)	(1,023,186)

Total recovery	$(1,173,486)	$(1,435,610)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(1,173,486)	$(1,435,610)

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

8.

Income Taxes

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities)
Non capital loss carry forwards	$1,934,573	$1,480,552
Capital loss carry forwards	220,355	220,355
Share issue costs	273,794	205,255
Undepreciated capital cost in excess of accounting net book value	136,477	110,799
Mineral properties	(2,817,907)	(839,173)

	(252,708)	1,177,788
Valuation allowance	(693,309)	(1,177,788)

Net future income tax assets (liability)	$(946,017)	$-

The Company has non-capital losses for Canadian tax purposes of $4,283,760 and net operating loss carryovers for US tax purposes of $1,222,357 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  Subject to certain restrictions, the Company also has capital losses of $1,291,646 and resource exploration expenditures of $10,250,545 available to reduce taxable income of future years as compared to the carrying value of $18,369,808 for a temporary difference of $ 8,119,263.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $6,233,834 (2006 - $4,210,000) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $2,119,503 (2006 - $1,435,610). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available.  As at April 30, 2007, the Company had $1,173,486 (2006 - $1,435,610) in future income tax assets to apply.  The excess future income tax liability of $946,017 (2006 $Nil) has been recorded in the financial statements.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

9.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the Chairman.  Compensation due under the agreement is $8,508 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement was renewable at three-year periods with mutual consent.  The current three-year agreement expired in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.  Subsequent to year-end, this agreement was terminated with the payout of agreed one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

b)

By an agreement dated 1 July 2005, the Company is committed under an operation lease, for its office premises with the following lease payments to the expiration of the lease on 30 June 2010:

Amount
2008	$59,631
2009	59,631
2010	59,631
2011 (expiry in June 2010)	9,939
Total	$188,832

c)

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the President for consulting fees, totalling $75,000 annually.  In addition, the consultant was granted 1,000,000 stock options with an exercise price of $0.10 per share.  The options vest every three months over a two-year period.

10.

Segmented Information

The Company operates in one industry segment, being exploration.  Details on a geographic basis at 30 April 2007 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$32,181,384	-	$1,026,054	$33,207,438
Capital Expenditures	$9,579,567	2,468	$313,133	$9,895,168
Income (Loss) for the Year	$(259,852)	(1,237,562)	$(331,345)	$(1,828,759)

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

10.

Segmented Information - Continued

Details on a geographic basis at 30 April 2006 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$16,489,614	$1,358,679	$973,909	$18,822,102
Capital Expenditures	$6,742,770	$10,768	$669,146	$7,483,416
Loss for the Year	$(328,159)	$-	$-	$(328,159)

Details on a geographic basis at 30 April 2005 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$5,330,368	$1,436,066	$304,763	$7,071,197
Capital Expenditures	$1,966,236	$(54,482)	$123,876	$2,035,630
Loss for the Year	$(1,912,218)	$-	$-	$(1,912,218)

11.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material, except as follows:

a)

 SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred.  For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities’.

b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences between Canadian and United States GAAP - Continued

c)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named other accumulated comprehensive income.  Once the investment is sold, the other accumulated comprehensive income relating to that investment is cleared out to income.  Under Canadian GAAP, investments available for sale are recorded at the lower of cost and market.  There is no other comprehensive income category in Canada.

d)

Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors and is then recognized as a  future income tax recovery in the period of renunciation.

For Canadian GAAP purposes, the Company records a future income tax liability and a corresponding reduction of share capital in respect of flow-through share financing.  For US GAAP purposes no such entry is recorded.

e)

Prior year restatement

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect errors in the previous year’s presentation arising due to write-off of mineral exploration costs, fair value adjustment on portfolio investments, stock based compensation, loss on the write-down on short term investments and flow through share future tax recovery accounting. As a result of the restatement for flow through share future tax recovery, loss for the year 2006 and 2005 under US GAAP increased by $ 1,701,269 and $ 511,861. Basic and diluted loss per share under US GAAP increased from $0.14 to $ 0.16 for 2006 and from $0.10 to $0.11 for 2005 as a result of the restatement.

f)

Restricted cash

Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets.  Accordingly, cash and cash equivalents under US GAAP would be reduced by $2,599,384 at 30 April 2006 and $934,725 at 30 April 2005.

g)

The impact of the above differences between Canadian and United States GAAP on the reported assets of the Company is as follows:

	Years Ended 30 April
	2007	2006	2005
		(As restated)	(As restated)
Total assets as reported - Canadian GAAP	$33,207,438	$18,822,101	$7,071,197
Write-off of mineral exploration costs	(17,885,208)	(10,403,905)	(3,223,120)
Fair value adjustment on portfolio investments	526,147	506,600	99,674
Total assets as reported - United States GAAP	$15,848,377	$8,924,796	$3,947,751

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences between Canadian and United States GAAP - Continued

h)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2007	2006 (As restated)	2005 (As restated)
Loss for the year as reported	$(1,828,759)	$(328,159)	$(1,912,218)
Write-off of mineral property exploration costs, net of future income taxes (Note 11a)	(7,481,303)	(7,180,785)	(1,343,076)
Premium on flow through shares (Note 11d)	35,005	-	-
Future tax recovery (Note 11d)	(I,173,486)	(1,435,610)	(534,300)
Primary loss for the year in accordance with United States GAAP	$(10,448,543)	$(8,944,554)	$(3,789,594)
Primary loss per share for the year in accordance with United States GAAP	$(0.12)	$(0.16)	$(0.11)

i)

The impact of the above differences between Canadian and United States GAAP on other comprehensive income (loss) for the period is as follows:

	Years Ended 30 April
	2007	2006	2005
		(As restated)	(As restated)
Primary loss for the year in accordance with United States GAAP	$(10,448,543)	$(8,944,554)	$(3,789,594)
Other comprehensive income (loss): Adjustment for unrealized holding gain (loss) on portfolio investments	19,547	406,926	(341,278)
Comprehensive (loss) as reported - United States GAAP	$(10,428,996)	$(8,537,628)	$(4,130,872)

j)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2007	2006	2005
		(As restated)	(As restated)
Deficit - As reported	$(21,089,312)	$(19,260,553)	$(18,932,394)
Stock compensation expense on release of performance shares (Note 11b)	(442,500)	(442,500)	(442,500)
Write-off of mineral exploration costs, net of future income taxes (Note 11a)	(16,939,191)	(10,403,905)	(3,223,120)
Premium on flow-through shares (Note 11d)	35,005	-	-
Future tax recovery (Note 11d)	(4,089,413)	(1,969,910)	(534,300)
Deficit in accordance with United States GAAP	$(42,525,411)	$(32,076,868)	$(23,132,314)

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences between Canadian and United States GAAP - Continued

k)

The impact of the above differences between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Years Ended 30 April
	2007	2006 (As restated)	2005 (As restated)
Cash used in operating activities under Canadian GAAP	$(3,250,196)	$(1,802,085)	$(1,231,059)
Mineral property exploration and development expenditures , net of recoveries and option payments received(Note 11a)	(7,960,874)	(7,250,411)	(1,930,027)
Cash used in operating activities under United States GAAP	$(11,211,070)	$(9,052,496)	$(3,161,086)
Cash used in investing activities under Canadian GAAP	$(8,763,736)	$(7,236,246)	$(2,090,160)
Mineral property exploration and development expenditures, net of recoveries and option payments received (Note 11a)	7,960,874	7,250,411	1,930,027
Flow-through funds not disbursed during the year (Note 11a)	-	(2,599,384)	(934,725)
Flow-through funds realized from previous year (Note 11f)	2,599,384	934,725	731,006
Cash used in (generated from) investing activities under United States GAAP	$1,796,522	$(1,650,494)	$(363,852)
Cash generated by financing activities under Canadian and United States GAAP	$15,341,703	$12,851,180	$4,244,764
Cash and cash equivalents end of year under Canadian GAAP	$10,076,042	$6,748,271	$2,935,422
Restricted cash - Flow-through shares (Note 11f)	-	(2,599,384)	(934,725)
Cash and cash equivalents end of year under United States GAAP	$10,076,042	$4,148,887	$2,000,697

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences between Canadian and United States GAAP - Continued

l)

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, are as follows:

	Common Shares		Accumulated	Contributed	Accumulated
	Number	Amount	Deficit	Surplus	Comprehensive
			(As restated)	(As restated)	Income	Total
Shareholders’ equity balance as reported at 30 April 2005	43,102,099	$25,083,831	$(18,932,394)	$822,459	$-	$6,973,896
Stock compensation expense on release of performance stock (Note 11b)	-	-	(442,500)	442,500	-	-
Write-off of mineral exploration costs (Note 11a)	-	-	(3,223,120)	-	-	(3,223,120)
Unrealized holding gains on portfolio investments (Note 11c)	-	-	-	-	99,674	99,674
Future tax recovery (Note 11d)	-	534,300	(534,300)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2005	43,102,099	$25,618,131	$(23,132,314)	$1,264,959	$99,674	$3,850,450
Shareholders’ equity balance as reported at 30 April 2006	77,127,238	$36,560,885	$(19,260,553)	$1,243,489	$-	$18,543,821
Stock compensation expense on release of performance stock (Note 11b)	-	-	(442,500)	442,500	-	-
Write-off of mineral exploration costs (Note 11a)	-	-	(10,403,905)	-	-	(10,403,905)
Unrealized holding gains on short-term investments (Note 11c)	-	-	-	-	506,600	506,600
Future tax recovery (Note 11d)	-	1,969,910	(1,969,910)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2006	77,127,238	$38,530,795	$(32,076,868)	$1,685,989	$506,600	$8,646,516
Shareholders’ equity balance as reported at 30 April 2007	107,697,758	$48,864,211	$(21,089,312)	$3,152,962	$-	$30,927,861
Stock compensation expense on release of performance stock (Note 11b)	-	-	(442,500)	442,500	-	-
Write-off of mineral exploration costs, net of future income taxes (Note 11a)	-	-	(16,939,191)	-	-	(16,939,191)
Unrealized holding gains on short-term investments (Note 11c)	-	-	-	-	526,147	526,147
Premium on flow-through share (Note 11d)	-	(35,005)	35,005	-	-	-
Future tax recovery (Note 11d)	-	4,089,413	(4,089,413)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2007	107,697,758	$52,918,619	$(42,525,411)	$3,595,462	$526,147	$14,514,817

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences between Canadian and United States GAAP - Continued

m)

New Accounting Pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after November 15, 2007.  Management is currently assessing the impact on the Company’s financial statements.

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook.  These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007.  The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts.  It also specifies how financial instrument gains and losses are to be presented.  Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

12.

Subsequent Events

a)

Shareholder Rights Plan

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on June 12, 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan is subject to shareholder approval.

b)

Saskatchewan Premises Lease

By an agreement dated 22 May 2007, the Company entered into an operating lease, for its office premises in Saskatchewan with the following lease payments to the expiration of the lease on 31 May 2012:

Amount
2008	$42,438
2009	46,298
2010	46,298
2011	46,298
2012	46,298
2013 (expiry in May 2012)	3,860
Total	$231,490

c)

Cree East Project

By a Memorandum of Understanding originally entered into between the Company and Hanwha Corporation (“Hanwha”) on 4 May 2007, Hanwha will lead a Korean Consortium of companies to invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  As part of the agreement, all exploration expenditures incurred by the Company on the Project since 1 June 2007 shall be recompensed by the Korean Consortium.  It is now the intention of both parties to execute a definitive Letter Agreement by no later than 31 August 2007.  Following the execution of the Letter Agreement, the parties will obtain requisite board and regulatory approvals with the objective of closing the transaction on or before 30 September 2007.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

12.

Subsequent Events - Continued

d)

Vancouver Office Lease

By an agreement dated 31 July 2007, the Company entered into an office lease for premises in downtown Vancouver with the following lease payments to the expiration of the lease on 31 August 2010.

Amount
2008	$21,033
2009	32,391
2010	32,812
2011 (expiry in August 2010)	10,937
Total	$97,173